

Mail Stop 3561

December 31, 2007

Mr. Richard Rotman
Chief Financial Officer
Paid, Inc.
4 Brussels Street
Worcester, Massachusetts 01610

> **Re:** **Paid, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 4, 2007**
> **File No. 0-28720**

Dear Mr. Rotman:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Revenue Sources, page 6

1.   You disclose that 90% of your 2006 revenues were derived from celebrity
services, fan club management, and ticketing and fan experiences, almost all of
which is from one artist. Please confirm if 90% of your overall celebrity services
revenues or 90% of your fan experience revenues related to one artist. In light of
the significance of one artist to your revenues, please disclose the name of this
artist in future filings.

Management's Discussion and Analysis or Plan of Operation

Critical Accounting Policies, page 11

2.   Please revise the discussion of your critical accounting policies and estimates to
focus on the assumptions and uncertainties that underlie your critical accounting
estimates, rather than duplicating the disclosure of significant accounting policies
in the financial statement footnotes. Please also quantify, where material, and
provide an analysis of the impact of critical accounting estimates on your
financial position and results of operations for the periods presented, including the
effects of changes in critical accounting estimates between periods. In addition,
please include a qualitative and quantitative analysis of the sensitivity of reported
results to changes in your assumptions, judgments, and estimates, including the
likelihood of obtaining materially different results if different assumptions were
applied. For example, if reasonably likely changes in assumptions used in
determining your inventory reserve would have a material effect on your financial
condition or results of operations, the impact that could result given the range of
reasonably outcomes should be disclosed and quantified. Please refer to SEC
Release No. 33-8350.

Results of Operations, page 11

3.   We note that the primary reason for the increase in your revenues from fiscal
2005 to 2006 related to the timing and frequency of performing artist tours. Since
the timing and frequency of tours can create variability in your statements of
operations, please expand your MD&A to specifically focus on material events
and uncertainties known to management that would cause reported financial
information not to be necessarily indicative of future operating results. Your
discussion should include descriptions and amounts of:

•   Matters that are expected to have a material impact on future operations but
that have not had an impact in the past;

- Matters that have had a material impact on reported operations but are not expected to have an impact upon future operations, and;

- Matters that have had a material impact on past operating results and involve prospective effects.

In particular, you should discuss the specific tours that were held in the historical periods and indicate whether the artist has planned tours for future periods. Similarly, you should discuss whether clients who did not schedule tours in the past have scheduled tours in the future. If future tours or other activities have been planned, you should discuss the timing and frequency of those activities.

4.   Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, we note that approximately $4 million of the increase in your revenues from fiscal 2005 to 2006 was related to the tours of performing artists. Please supplement this disclosure by explaining in reasonable detail the specific tours that were held in fiscal 2006 and, if a particular tour led to a material increase in revenues, please quantify the revenues directly attributable to that performing artist. We further note your disclosure that the decrease in selling, general and administrative expenses from fiscal year 2005 to 2006 was partially offset by increases in professional fees of $227,000. Please explain in reasonable detail the reasons why professional fees increased. See SEC Release No. 33-8350.

5.   In future filings, please provide a discussion and analysis of the period-to-period change in gross profit of your celebrity services.

Working Capital and Liquidity, page 13

6.   In future filings please provide a more informative analysis and discussion of cash flows from operating activities, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your revised discussion and analysis of cash flows is not merely a recitation of changes evident from the financial statements. Please refer to SEC Release No. 33-8350.

7.   Although you disclose on page 14 that you have sufficient cash commitments to fund operations during the next 12 months, you disclose on page 13 that you may need an infusion of additional capital to fund anticipated operating costs over the next 12 months. Please address this apparent inconsistency. If a material deficiency in liquidity exits or is expected to exist, please either indicate the

course of action you have taken or plan to take to remedy the deficiency, or state that you are currently unable to address the deficiency.

Controls and Procedures, page 14

8.   You state that there were no significant changes in your internal controls or in other factors that could significantly affect those controls subsequent to the date of their evaluation. Please confirm to us, if true, that there were no changes in your internal controls that occurred during the last fiscal quarter that have materially affected or are reasonably likely to materially affect, your internal control over financial reporting. In future filings, please disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting.

Consolidated Statements of Cash Flows, page F-6

9.   Please tell us the nature of the "Common stock issued in payment of professional and consulting fees," "Issuance of common stock pursuant to exercise of stock options granted to employees for services" and "Common stock issued in payment of interest" line items. If these amounts do not relate to the add-back of non-cash expenses, please explain why each line item should be presented in operating activities and not presented within another cash flow category or as a non-cash investing or financing activity.

10.   As required by paragraph 32 of SFAS 95, please disclose all non-cash investing and financing activities.

Note 3. Summary of Significant Accounting Policies, page F-7

11.   Please disclose the types of expenses that you include in the cost of revenues line item and the types of expenses that you include in the selling, general and administrative expenses line item.

Revenue Recognition, page F-8

12.   You disclose that revenues associated with fan experiences are "generally" reported gross under the criteria of EITF 99-19. Please explain the types of fan experience revenues you present on a gross basis, the types you present on a net basis, and tell us how those presentations meet the applicable criteria of EITF 99-19.

13. You disclose that fan club membership fees are recognized when the member joins and all direct costs associated with the membership have been incurred. Please tell us the point at which all direct costs are typically incurred. If you do not defer recognition of fan club membership fees, please tell us how your accounting policy complies with SAB Topic 13.A.3.f. Please ensure your response discusses the benefits members receive and the length of their membership.

14. You disclose that your merchandise sales are recognized at the time of shipment. Please disclose in your revenue recognition policy whether your stated shipping terms are FOB shipping point or FOB destination pursuant to your sales agreements with customers. In addition, please tell us whether your sales agreements contain right of inspection or acceptance provisions. If your sales agreements are silent as to when title passes, please tell us why sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer. Even if your sales agreements state that title passes upon shipment, customer acceptance provisions or a history of your replacing goods damaged or lost in transit may also make the recognition of revenue upon delivery to and acceptance by the customer more appropriate. Please refer to SAB Topic 13.A.3.b.

15. We note that professional athletes compensate you for your web hosting services by providing autographed memorabilia and that the related web hosting revenues are recognized upon sale of the autographed merchandise. Citing authoritative accounting guidance, please tell us why it is appropriate to defer recognition of revenue until the related merchandise is sold as opposed to recognizing the revenues when the services are provided at the fair value of the services provided or assets received, whichever is more readily determinable. In your response, please provide us with the journal entries you record upon receiving and selling the merchandise.

16. Considering that you provide several types of services and products to customers, please tell us in detail how you determined that the company has only one SFAS 131 reportable segment. Please tell us specifically each component of the company that has been identified as an operating segment as defined in paragraph 10 of SFAS 131. Notwithstanding the preceding, please provide the disclosures required by paragraph 26 of SFAS 131.

Shipping and Handling fees and costs, page F-9

17. Please tell us and disclose the statement of operations line item in which you classify shipping and handling costs.

Note 5. Intangible Assets, page F-12

18.   Although the gross amount of your intangible assets is material, we note that the
        net amount is immaterial. Please tell us if any of the assets included in your
        intangible asset table are no longer being utilized and/or are fully depreciated.

Note 7. Common Stock, page F-13

19.   We note that you entered into a settlement agreement with a seller whereby you
        received options to purchase two million of your own shares. We further note
        that you assign these options to individuals in return for cash payments. Citing
        authoritative accounting guidance, please tell us in detail how you accounted for
        these transactions. Please ensure you tell us the nature of your disputes with the
        seller and why it appears the settlement did not result in a purchase price
        adjustment. Please also provide us with the journal entries you recorded upon the
        seller's grant of the options and your sale of the options to third parties.

20.   We note that you issue stock-based compensation to non-employees. Please
        consider segregating stock option information between employee and non-
        employee issuances or clarifying your disclosures accordingly.

21.   You disclose on page F-15 that you granted options for approximately 7.9 and 8.3
        million shares aggregating approximately $1.3 and $1.6 million during fiscal
        2006 and 2005, respectively. Please provide us with the following information
        regarding these option grants:

        •   Please explain why it appears you did not recognize any stock based
            compensation expense during fiscal 2005 or 2006 related to these option
            grants. If you granted these options to non-employees for services received,
            please clarify your disclosures;

        •   Please clarify what the $1.3 and $1.6 million figures represent;

        •   Please explain why your footnote does not include an options rollforward for
            your 2001 Plan. Please ensure you provide this table in future filings; and

        •   If you granted a material number of options during fiscal 2005 and 2006 and
            all but 99,054 options granted under the 2001 Plan were exercised, please
            explain why your statements of cash flows reflect no proceeds from the
            exercise of stock options during fiscal 2006 and only $536 during fiscal 2005.

22.   As applicable and as required by paragraph A240(e.) of SFAS 123R, please
        disclose a description of the significant assumptions used during the periods

presented to estimate the fair value of share-based compensation awards. Please also provide the disclosures required by sections (c.), (g.)(1), (h.), and (i.) of paragraph A240.

23.   For each warrant issuance, please disclose the fair value of the underlying common stock on the issuance date, the fair value of the warrant, the methodology and assumptions used in determining fair value, and the amounts and periods over which the fair value of the warrant issuances were recorded. If you did not use the fair value of a share of your common stock to determine the fair value of your stock warrants or took a discount from the fair value of your common stock, please tell us your basis for doing so.

Note 14. Restatement, page F-18

24.   We note that you restated your statements of operations for the year ended December 31, 2005 and several quarterly periods during fiscal 2005 and 2006 for the correction of an error. Please note that Item 4.02 of Form 8-K "Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review," requires a registrant to file an Item 4.02 Form 8-K if and when its board of directors, a committee of the board of directors, or the officer or officers of a registrant authorized to take such action if board action is not required, concludes that any previously issued financial statements, covering one or more years or interim periods, should no longer should be relied upon because of an error in such financial statements as addressed in APB 20 (which has since been superseded by SFAS 154). As further indicated by Question 1 of the SEC's "Current Report on Form 8-K Frequently Asked Questions," available on our website at www.sec.gov, all Item 4.02 events must be reported on Form 8-K. Accordingly, we believe your error correction is an event reportable under Item 4.02 of Form 8-K and, therefore, you must file an Item 4.02 Form 8-K to disclose the error correction.

25.   Please provide us with a complete narrative of your error correction adjustments. Please tell us when (the exact date) and how the errors were discovered. Please explain the cause of the error in further detail, including how you previously accounted for the call options. Please also explain the differences between adjustments made to cost of revenues, loss on call options, and other income. For each annual and quarterly period impacted, please provide us with a table that shows the specific statement of operations and balance sheet line items impacted by the error correction.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andrew Blume at (202) 551-3254 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief